Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in the Registration Statement on Form F-4 of Gamehaus Holdings Inc. of our report dated March 29, 2024, with respect to our audit of Golden Star Acquisition Corporation’s financial statements as of December 31, 2023 and 2022, the related statements of operations, changes in shareholders’ (deficit) equity, and cash flows for each of the years in the two-year period ended December 31, 2023 and appears in the Prospectus as part of this Registration Statement. Our report contained explanatory paragraphs regarding substantial doubt about the Company’s ability to continue as a going concern and revision of prior period financial information.

We also consent to the reference to our Firm under the caption “Experts” in such Prospectus.

/s/ UHY LLP

Irvine, California

April 03, 2024